EXHIBIT H

Arcturus Therapeutics Founder Joseph Payne

Dismisses Board’s Baseless Lawsuit as Desperate Entrenchment Tactic

•	Warns lawsuit is another attempt by Arcturus’ board to distract shareholders from the Company’s abhorrent governance deficiencies

•	Calls on board to respect the rights of all shareholders and immediately set date for Extraordinary General Meeting

SAN DIEGO, April 23, 2018 (GLOBE NEWSWIRE) -- Joseph Payne, Founder and largest shareholder of Arcturus Therapeutics Ltd. (NASDAQ:ARCT) ("Arcturus" or the "Company"), owning approximately 13.7% of the issued and outstanding shares, strongly rejects Arcturus' board of directors' latest lawsuit against him and calls on the Company to stop wasting shareholder money on frivolous litigation.

On February 12, 2018, Mr. Payne filed a formal request calling for an Extraordinary General Meeting ("EGM") of shareholders for the purpose of revitalizing the Company with a new board of highly qualified independent and experienced nominees. In contravention of Israeli law, no meeting has been called to date.

Instead of allowing shareholders to have their say on the future of the Company, Arcturus' board is obfuscating their shortcomings by falsely alleging that Mr. Payne and the highly qualified professionals Mr. Payne has nominated to serve on the Company's board, and certain other significant independent shareholders, violated securities regulations relating to reporting ownership. The Arcturus board knows these claims are baseless.

The allegations in the lawsuit filed by Arcturus against Mr. Payne and the several other individuals are baseless and without merit and are merely another hollow attempt by Arcturus' entrenched board to distract the public and intimidate shareholders who have voiced the need for change.

It is undisputed that Mr. Payne is attempting to change the composition of the board and that Mr. Payne nominated Peter Farrell, Andrew Sassine, James Barlow and Magda Marquet for election to the board. These facts have been disclosed in public filings made by Mr. Payne. However, there is no agreement of any kind between the persons identified in the lawsuit to vote, hold, acquire or dispose of shares. Without such an agreement, the board's allegations become ridiculous.

"It is unjustifiable that a board of a company would bring litigation against the individual members of a proposed alternative board who are offering to serve the company's shareholders. The present board is unprofessionally attempting to influence the election and subvert the process that is required under law," said Mr. Payne. "Even more troubling is the board's reckless waste of corporate resources that should be used to build value for all shareholders - not misappropriated on costly, far-flung and outrageous litigation that only serves to entrench the current board. Arcturus' cash should be directed towards the clinical development of the Company's promising pipeline instead of frivolous litigation."

Mr. Payne will vigorously defend himself against these unfounded allegations and is considering the appropriate timing to assert counterclaims, both individually and on behalf of the other stockholders.

Mr. Payne urges the Arcturus board to set the date for the EGM as obligated under corporate law and as the board itself previously contended was a matter of utmost urgency, and finally allow shareholders to have their say on the future of the Company.

In Arcturus' own press release of February 26, 2018, the board indicated "Arcturus intends to engage in additional shareholder outreach on an expedited basis" and is "considering plans to bring this proposal back to the shareholders as soon as possible" in order to avoid "a potentially catastrophic result". Yet, despite this clearly communicated urgency, the board is now attempting to delay the shareholder meeting indefinitely, demonstrating a disturbing pattern of putting their own personal interests ahead of those of Arcturus' shareholders.

"The Arcturus board is devoting substantial resources and energy to launch frivolous lawsuits and unsubstantiated smear campaigns against me," Mr. Payne said. "Shareholders however, aren't fooled. The only thing this board will accomplish with these selfish, last-ditch delay tactics is to delay inevitable change at Arcturus -- change that is badly needed to rebuild shareholder value."

Mr. Payne remains committed to rebuilding shareholder value at Arcturus with a new board composed of experienced nominees with impressive skill sets and impeccable reputations.

ADVISORS

Kingsdale Advisors is acting as strategic shareholder and communications advisor to Mr. Payne.

For further information:

Ian Robertson

Executive Vice President

Communication Strategy

Kingsdale Advisors

Direct: 646-651-1640

Cell: 647-621-2646

Email: irobertson@kingsdaleadvisors.com